Filed pursuant to Rule 433
Registration Statement No. 333-148982

“This advertorial appeared in the August 2008 Jerusalem Post Christian Edition”

A special company with a special task in a special country

Zion's underwriter is now accepting subscriptions at $10 per unit. Each unit will consist of one share of Zion stock + one warrant. The warrant will allow you to buy another share at a fixed price of $7 until January 31, 2012, irrespective of the price on the stock market.

Background

Zion Oil & Gas was formed in 2000 by John Brown, a man of deep Christian faith. The company, which is listed on the American Stock Exchange, explores for oil and gas on two onshore exploration licenses covering approximately 162,000 acres between Tel Aviv and Haifa.

Vision

From day one, the calling of Zion Oil & Gas was to assist in the restoration of the Land by finding oil and gas, helping to make Israel politically and economically independent.

Faith & Science

In the beginning, Zion operated on faith alone, but today it is also based on hard science. Zion's geologists have put together a country-wide seismic database consisting of 219 seismic sections totaling 2,000 miles, so as to better understand the geology of the license areas. We have included information gathered from all of the wells drilled in Israel.

The Zion team is developing four leads and one prospect in the license areas and, based on these studies, we believe that there are prospective hydrocarbon-bearing intervals at depths between 12,500 and 18,000 feet and that there may be approximately 20,000 productive acres.

In 2005, Zion drilled the Ma'anit #1 well on the Ma'anit structure in the Joseph license area, and shows of hydrocarbons were recorded from 12,000 feet to 15,500 feet, but due to mechanical problems the well was abandoned in June 2007.

The Future

On June 18, 2008, Zion signed a Protocol with Aladdin Middle East Ltd (AME). Using AME's 2,000 horsepower rig, the company plans, in the last quarter of 2008, to re-enter the same wellbore and then 'sidetrack' (drill directionally) to a distance approximately 2,500 feet northeast of the present location by the time the well reaches its true vertical depth of 18,040 feet (in the Permian geological layer).

New Public Offering

Zion has licenses, scientific data, tech-nology, qualified, experienced and honest people. But oil and gas exploration costs money, so we need investors. In the event of success, the investors' reward may be great, not only financially but also in the knowledge of being part of something truly biblical and prophetic.

So a $10 subscription will buy one share of Zion stock plus the right (but not the obligation) to buy one more share at a fixed price of $7 at any time from late 2008 until January 31, 2012). The minimum subscription is 100 units or $1,000.

The full details are set out in the Prospectus which is available to download and review on our website www.zionoil. com on the 'Investor Relations' page. If you would prefer a hard copy, call: 1-888-TX1-ZION or 1-888-891-9466 or email: ashley@zionoil.com

We need and value your support. Shalom from Israel.

Visit us at
www.zionoil.com

NOTICE: This communication shall not constitute an offer to sell or the solicitation of an offer to buy Units of Zion's securities, which may only be by prospectus, nor shall there be any sale of the Units in any state or country in which such offer, solicitation or sale would be unlawful prior to the registration, qualification or exemption under the securities laws of any such state or country. FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding the closing of the offering, the timing and results thereof, Zion’s planned operations, potential results thereof and potential effects of those results on the market for Zion's securities and returns on investments in those securities, are forward-looking statements as defined in the "Safe Harbor'' provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's Prospectus and its periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements. Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas. Inc., at www.zionoil.com.